GREEN ST. ENERGY, INC.
                             2049 Century Park East
                                   Suite 3630
                              Los Angeles, CA 90067
                                 (310) 749-8699

June 3, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention: Dennis C. Hult, Staff Accountant

Re:   GREEN ST. ENERGY, INC. (THE "COMPANY")
      FORM 8-K DATED MAY 19, 2009
      FILED MAY 20, 2009
      FILE NO. 0-19944

Dear Mr. Hult:

On behalf of the Company, please find responses to the Commission's letter of January 5, 2009. For ease of review, the Commission's comments are set forth immediately prior to the Company's response.

Form 8-K dated May 19, 2009

1. We note your recently engaged auditor, MSPC, LLP, is not listed among the Public Company Accounting Oversight Board's (PCAOB) list of registered accounting firms. Please tell us the name this firm is registered under with the PCAOB. If the firm has changed its name, please ascertain whether notification of the change has been provided to the PCAOB. To the extent that the firm may use more than one name, we would suggest that you clearly indicate in any filing which will contain an audit report from this firm, the name of the firm that is registered with the PCAOB directly below the auditor's signature on the auditor's report.

      Response

      The report on Form 8-K has been amended to list the correct formal name of the Company's new auditor's as MSPC Certified Public Accountant's and Advisors, P.C.

Exhibit 16:

2. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

      Response

      The Company as requested has filed the required letter as provided from its former accountant with its Form 8-K/A (No. 1) as Exhibit 16.1.

The Company also advises supplementally that its new address is reflected above.

In connection with the foregoing responses, the Company acknowledges that:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do not hesitate to contact the undersigned.

Sincerely,

Green St. Energy, Inc.

/s/ Anthony J. Cataldo
Anthony J. Cataldo
CEO